EXHIBIT 6.15

EXECUTIVE EMPLOYMENT AGREEMENT

Dated effective as of July 2, 2019

BETWEEN:

CHEMESIS INTERNATIONAL INC., a British Columbia corporation (“Chemesis”)

and

NATURAL VENTURES PR LLC, a Puerto Rico limited liability corporation (“NVPR”)

EDGAR MONTERO, an individual residing in Puerto Rico (the “Executive”).

RECITALS:

A. NVPR is a subsidiary of Chemesis;

B. Chemesis wishes to employ the Executive and offer terms and conditions of employment as set out in this Agreement;

C. The Executive wishes to accept the employment with Chemesis on the terms and conditions set out in this Agreement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.01 Definitions

In this agreement, in addition to the terms defined above, the following definitions apply:

“Affiliate” of any Person means, at the time the determination is being made, any other Person Controlling, Controlled by, or under common Control with, that Person, whether directly or indirectly.

“Board” means the board of directors of Chemesis.

“Business” means the business of Chemesis as described on its website {Chemesis.com}.

“Cause” means any action, omission, or other conduct that would constitute an employer’s just cause for the termination of employment at common law.

“Change of Control” means, in respect of Chemesis:

(a)	if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of Chemesis before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors;

(b)	any transaction at any time and by whatever means pursuant to which any Person or group of two or more Persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of Chemesis or in connection with a reorganization of Chemesis) or any one or more directors thereof hereafter “beneficially owns” (as defined in the Business Corporations Act (British Columbia)) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of Chemesis, representing 50% or more of the then issued and outstanding voting securities of Chemesis, as the case may be, in any manner whatsoever;

(c)	the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of Chemesis to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of Chemesis or in connection with a reorganization of Chemesis);

(d)	the occurrence of a transaction requiring approval of Chemesis’ shareholders whereby Chemesis is acquired through consolidation, merger, exchange of securities involving all of Chemesis’ voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than a short-form amalgamation of Chemesis or an exchange of securities with a wholly-owned subsidiary of Chemesis or a reorganization of Chemesis); or

(e)	any sale, lease, exchange, or other disposition of all or substantially all of the assets of Chemesis other than in the ordinary course of business.

“Confidential Information” means all information that the parties would reasonably expect to be treated as confidential and any derivative of that information relating to the Business, but does not include information that is or becomes publicly known through no wrongful act of the recipient,

“Control” means the direct or indirect power to direct the management and policies, business, or affairs of a person whether through the ownership of voting securities, by contract, or otherwise, and for a corporation, has the meaning given to that term in the Business Corporations Act (British Columbia), and the terms “Controlled” and “Controlling” have comparable meanings.

“compete” means to undertake, carry on, be engaged in, have any financial or other interest in, provide any financial assistance to, guarantee the debts or obligations of, provide any consulting or advisory services to, permit its name or any part of its name to be used by, be employed by, be associated with, or be otherwise involved in, the Business of a party that competes with Chemesis, and “competition” has a comparable meaning.

“Disability” means the Executive’s total inability to fulfil his duties on behalf of Chemesis for a continuous period of six months or more.

“Effective Date” means July 2, 2019.

“Good Reason” means:

(a)	the failure of Chemesis to pay any amount due to the Executive hereunder, which failure persists for fifteen days after Chemesis receives the Executive’s Notice of failure,

(b)	any reduction in the Executive’s title or a reduction, in the sole discretion of the Executive, acting in good faith, in his duties or responsibilities,

(c)	any material adverse change in the Executive’s

(i)	base salary, or

(ii)	benefits (other than changes that affect other management executives of Chemesis to the same or a comparable extent), or

(d)	Chemesis’ material breach of this Agreement, which breach has not been cured by Chemesis within fifteen days after receipt of Notice from the Executive specifying, in reasonable detail, the nature of the breach or failure.

“Intellectual Property” means all Intellectual Property Rights of Chemesis and its subsidiaries arising in, from or in connection with, and that are within the scope of, the Executive’s employment

“Intellectual Property Rights” includes all

(a)	patents, trade-marks, trade names, service marks and logos, websites and domain names, and copyrights,

(b)	schematics, industrial models, blueprints, drawings and designs, inventions, know-how, trade secrets, computer software programs, database rights, instruction manuals, formulae, processes, and other intangible proprietary information, and

(c)	applications and registrations of, and all rights to register, any of them worldwide.

“Notice” means any notice, request, direction, or other document that a party can or must make or give under this agreement.

“Options” means stock options pursuant to Chemesis’ Equity Incentive Plan or Stock Option Plan.

“Person” includes any individual and any corporation, company, partnership, governmental authority, joint venture, association, trust, or other entity.

“RSs” means Restricted Shares pursuant to Chemesis’ Equity Incentive Plan.

“Territory” means North America and South America.

1.02 Headings

The headings used in this agreement and its division into articles, sections, schedules, exhibits, appendices, and other subdivisions do not affect its interpretation.

ARTICLE 2
TERMS OF EMPLOYMENT

2.01 Employment of Executive

Chemesis employs the Executive and the Executive accepts his employment with Chemesis upon the terms and conditions of this agreement.

2.02 Position

The Executive shall serve as Chemesis’ Chief Executive Officer.

The Executive shall perform all duties and exercise the authority customarily performed and exercised by persons holding equivalent positions in companies similar in nature and size to Chemesis.

2.03 Place of performance

The Executive initially shall perform his duties out of the Chemesis’ Puerto Rico office, but will be required to travel on a regular basis in support of the Chemesis operations, as authorized and directed from time to time by management.

2.04 Compliance with policies and procedures

The Executive shall comply with Chemesis’ lawful policies and procedures, as they exist from time to time (including any code of ethics or business conduct and any disclosure or insider trading policy).

2.05 Reserved

ARTICLE 3
COMPENSATION

3.01 Base Salary

NVPR, for and on behalf of Chemesis, shall pay the Executive an annual base salary (the “Base Salary”) of $150,000, less applicable deductions and withholdings, on an incremental basis according to its payroll practices. The Base Salary will be reviewed annually. The Base Salary is exclusive of and independent to the benefits outlined in Article 3 below.

3.02 Bonus

The Executive will be eligible for annual cash and/or share bonuses, as determined by the Board in its sole discretion exercised in good faith from time to time, in recognition of the achievement of corporate milestones, as agreed between the Board and the Executive on an annual basis.

3.03 Equity

Consistent with the rest of Chemesis’ senior management team, the Executive will be eligible for annual incentive grants of RSs and Options, as determined by the Board in its sole discretion exercised in good faith from time to time. In addition, in recognition of the Executive’s efforts to date, the Board will grant the Executive 2,000,000 RS’, bearing such restricted period or periods as the Board may determine in accordance with Chemesis’ Equity Incentive Plan.

ARTICLE 4
BENEFITS

4.01 Vacation

The Executive will be entitled to four weeks of paid vacation leave each year. Unless otherwise agreed in writing by Chemesis, vacation not taken in the year in which it accrues may be carried forward for a maximum of six months following which it will be forfeited, subject to the requirements of applicable employment standards legislation. Vacation does not include statutory holidays recognized in British Columbia.

4.02 Benefits

The Executive will receive, from a Canadian benefits plan, the same benefits as Chemesis makes available generally to its other executives from time to time, including healthcare, dental, vision life insurance, accidental death & dismemberment and disability coverage, subject to the terms and conditions of such insurance policies as may be amended from time to time.

4.03 Directors’ and officers’ insurance

The Executive will be entitled to coverage under Chemesis’ directors’ and officers’ insurance policy on a basis that is no less favourable than the coverage provided to any other director or officer. The Executive’s entitlement to coverage and payments under any such plan is subject to the consent of the insurer and the terms of the applicable insurance policy.

4.04 Business expenses

Chemesis shall promptly reimburse the Executive for all reasonable and customary business expenses (including for all authorized travel, out-of-pocket expenses and office equipment, including Internet and phone services) that the Executive incurs in performing his employment services and that are incurred and accounted for in accordance with Chemesis’ policies and procedures. The Executive shall furnish any statements, receipts, invoices and other documentation that Chemesis may reasonably require in order to process such reimbursements.

ARTICLE 5
EXECUTIVE’S COVENANTS

5.01 No infringement of third parties’ rights

In the performance of his duties for Chemesis, the Executive shall not

(a)	improperly bring to Chemesis or use any trade secrets, confidential information or other proprietary information of any third party, or

(b)	infringe the Intellectual Property Rights of any third party.

5.02 Reserved

5.03 Reserved

The Executive irrevocably waives, in favour of Chemesis and its subsidiaries, all moral rights arising under applicable copyright legislation, or at common law, to the full extent that those rights may be waived in each jurisdiction, that the Executive may have now or in the future with respect to the Intellectual Property.

5.04 Obligation of confidentiality regarding Confidential Information

The Executive shall keep confidential the Confidential Information in accordance with the terms of this agreement.

5.05 Use of Confidential Information

The Executive shall use the Confidential Information solely in connection with the performance of the Executive’s duties and responsibilities.

5.06 Required disclosure of Confidential Information

The Executive shall disclose Confidential Information to a third party if it is required to do so by Law but only if before that disclosure the Executive, to the extent permitted by Law,

(a)	gives the Board notice to allow it a reasonable opportunity to either seek a protective order or other appropriate remedy or to waive the Executive’s compliance with this section,

(b)	reasonably cooperate with Chemesis, at Chemesis’ expense, in its best efforts to obtain a protective order or other appropriate remedy,

(c)	discloses only that portion of the Confidential Information that it is advised by written opinion of its counsel, addressed to both parties, is legally required to be disclosed, and

(d)	uses reasonable efforts to obtain reliable written assurance from the third party that the Confidential Information will be kept confidential.

ARTICLE 6
ACKNOWLEDGEMENTS

6.01 Reserved

6.02 Construction of terms

The parties have each participated in settling the terms of this agreement. Any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting party will not apply in interpreting this agreement.

6.03 Independent legal advice

(a)	Review of agreement. The Executive has had full opportunity to review this agreement and fully understands the terms of, and the nature and effect of its obligations under, this agreement.

(b)	Obtained Independent Legal Advice. The Executive has had full opportunity to obtain independent legal advice relating to this agreement.

ARTICLE 7
TERMINATION

7.01 Grounds for termination

The Executive’s employment may be terminated at any time only as follows:

(a)	Termination upon Death. The Executive’s employment terminates upon the Executive’s death.

(b)	Termination by Chemesis for Disability. Chemesis may terminate the Executive’s employment upon the Executive’s Disability.

(c)	Termination by Chemesis for Cause. Chemesis may terminate the Executive’s employment for Cause.

(d)

Termination by Chemesis without Cause. Chemesis may terminate the Executive’s employment at any time by providing the Executive with written notice of such termination and the severance benefits set out in this agreement.

(e)	Termination by Executive for Good Reason. The Executive may terminate the Executive’s employment for Good Reason by giving Chemesis written notice of such Good Reason termination.

(f)	Termination by Executive’s resignation. The Executive may voluntarily terminate the Executive’s employment with Chemesis at any time by giving Chemesis two months of prior Notice of termination.

7.02 Severance benefits

If the Executive’s employment terminates because of Disability or without Cause or for Good Reason, the Executive will be entitled to the following:

(a)	Salary. Chemesis shall provide the Executive with a lump sum payment equal to 12 months (the “Severance Period”) of Base Salary. The Executive’s benefits will continue through the Severance Period to the maximum extent permitted under applicable plan terms. For benefits that cannot be continued for all or part of the Severance Period, Chemesis shall reimburse the Executive for replacement coverage.

(b)	Bonus. Chemesis shall provide the Executive with a lump sum payment equal to the bonus he would have earned through the Severance Period based on the bonus percentage received by the Executive on average over the preceding three years (or the average over such shorter period commencing on the date hereof, and ending on the termination date, if such period is less than three years).

7.03 Accrued entitlements

If the Executive’s employment terminates for or without Cause or due to the Executive’s resignation with or without Good Reason or death, the Executive will be entitled to the following:

(a)	Salary. Chemesis shall pay the Executive’s Base Salary up to and including the date on which the Executive’s employment terminates.

(b)	Bonus. The Executive will be provided with any bonus earned prior to the date of termination.

(c)	All outstanding vacation pay and other compensation earned to the date of termination.

7.04 Change of Control

If at any time during the term of this agreement there is a Change of Control and within 12 months of such Change of Control, there is a Termination by Chemesis without Cause or Termination by Executive for Good Reason, the Executive shall then be entitled to receive from Chemesis the compensation and benefits set out in section 7.02 on the same terms and conditions set out therein, except that the Severance Period defined in section 7.02(a) shall be 24 months, rather than 12 months.

7.05 Effect of Termination

The Executive agrees that, upon termination of employment for any reason whatsoever, the Executive shall be deemed to have immediately resigned any position he may have as an officer, director, or employee of Chemesis or any of its affiliates or related entities. Except upon the Executive’s death, the Executive shall, at the request of Chemesis and its subsidiaries, execute all documents appropriate to evidence those resignations.

7.06 Release

It shall be a pre-condition of the payments set out in sections 6.02 and 6.04 above that exceed her entitlement under applicable minimum standards legislation, that the Executive shall sign a Full and Final Release of all claims and potential claims against Chemesis.

ARTICLE 8
EXECUTIVE’S OBLIGATIONS FOLLOWING TERMINATION

Upon termination of this agreement for any reason, the Executive covenants with Chemesis as follows:

8.01 Reserved

8.02 Non-solicitation of employees

For a period of 12 months following the termination of this agreement the Executive shall not solicit the employment or engagement of any individual who Chemesis currently employs, whether or not that individual would commit any breach of his or her contract or terms of employment by leaving Chemesis’ employ, influence, encourage, or induce any current employee of Chemesis to terminate his or her employment or become employed or engaged by any Person other than Chemesis, or attempt to engage in any of the above activities.

8.03 Non-disparagement

For a period of 12 months following the termination of this agreement the Executive shall not make any statement criticizing Chemesis or its subsidiaries or impairing the goodwill or reputation of Chemesis or its subsidiaries, unless truthful and required by law.

8.04 Return of property

The Executive shall return to Chemesis any Chemesis’ property, documents, and computer disks, whether in original form or as copies, that are Chemesis’ and its subsidiaries property or in any way related to the Business and that are under the Executive’s direct or indirect control.

ARTICLE 9
RIGHTS AND REMEDIES

9.01 Survival

Sections 5.04 (Obligation of confidentiality regarding Confidential Information), 5.05 (Use of Confidential Information), 5.06 (Required disclosure of Confidential Information), 8.02 (Non-solicitation of employees), 8.03 (Non-disparagement), 11.07 (Governing law), and 11.08 (Submission to jurisdiction) survive the termination of this agreement.

9.02 Severability

The invalidity or unenforceability of any particular term of this agreement will not affect or limit the validity or enforceability of the remaining terms.

ARTICLE 10
PRIVACY

10.01 Personal Information

The Executive consents to Chemesis collecting, using and disclosing his personal information for purposes relating to the maintenance of the employment relationship. The purposes of Chemesis’ collection, use and disclosure include, but are not limited to:

(a)	ensuring that the Executive is properly remunerated for his services to Chemesis which shall include disclosure to third party payroll providers;

(b)

administering and/or facilitating the provision of any benefits to which the Executive is or may become entitled; this shall include the disclosure of the Executive’s personal information to the Chemesis’ third party service providers and administrators;

(c)	ensuring that the Chemesis is able to comply with any regulatory, reporting and withholding requirements relating to the Executive’s employment;

(d)	evaluation of job performance;

(e)

monitoring the Executive’s access to and use of the Chemesis’ electronic media services in order to ensure that the use of such services is in compliance with the Chemesis’ policies and procedures and is not in violation of any applicable laws;

(f)	complying with Chemesis’ obligations to report improper or illegal conduct by any director, officer, employee or agent of Chemesis under any applicable securities, criminal or other law;

(g)

allowing a potential purchaser of the shares or assets of Chemesis to conduct due diligence with respect to employment obligations, subject to compliance with the treatment of such information as required by applicable legislation respecting privacy; and

(h)	any other purpose for which the Executive is given notice and which is reasonably related to the maintenance of the Executive’s employment relationship.

ARTICLE 11
GENERAL PROVISIONS

11.01 Entire agreement

This agreement constitutes the entire agreement between the parties relating to its subject matter. This agreement supersedes either previous discussions or agreements or both between the parties. There are no representations, covenants, or other terms other than those set forth in this agreement.

11.02 Further assurances

Each party shall sign (or cause to be signed) all further documents, do (or cause to be done) all further acts, and provide all reasonable assurances as may be necessary or desirable to give effect to this agreement.

11.03 Amendment

This agreement may only be amended by a written document signed by each of the parties.

11.04 Binding effect

This agreement enures to the benefit of and binds the parties and their respective heirs, executors, administrators and other legally appointed representatives, successors, and permitted assigns.

11.05 Assignment

This agreement may not be assigned by any party without the prior written consent of each other party.

11.06 Notice

To be effective, a notice must be in writing and delivered (a) personally, either to the individual designated below for that party or to an individual having apparent authority to accept deliveries on behalf of that individual at its address set out below, or (b) by registered mail, or (c) by electronic mail to the address or electronic mail address set out opposite the party’s name below or to any other address or electronic mail address for a party as that party from time to time designates to the other parties in the same manner:

in the case of the Executive, to:

Edgar Montero
Email: edgarmontero@chemesis.com

in the case of the Chemesis, to:

Aman Parmar
Email: amanparmar@chemesis.com

11.07 Governing law

The laws of British Columbia and the laws of Canada applicable in that province, excluding any rule or principle of conflicts of law that may provide otherwise, govern this agreement.

11.08 Submission to jurisdiction

The parties irrevocably attorn to the jurisdiction of the courts of British Columbia, which will have exclusive jurisdiction over any matter arising out of this agreement.

11.09 Currency

All references in this Agreement to dollar amounts, $, or currency are to the lawful currency of the United States of America, unless expressly otherwise provided.

11.10 Counterparts

This agreement may be signed in any number of counterparts, each of which is an original, and all of which taken together constitute one single document. Counterparts may be transmitted by fax or in electronically scanned form. Parties transmitting by fax or electronically shall also deliver the original counterpart to each other party, but failure to do so does not invalidate this agreement.

[Signature Page Follows.]

11.11 Effective date

This agreement is signed having been executed by the parties January _____________ , 2019.

NATURAL VENTURES PR LLC
/s/ Edgar Montero
Name: Edgar Montero
Title: CEO

CHEMESIS INTERNATIONAL INC.

		By:	/s/ Aman Parmar
Name: Aman Parmar
Title: President

/s/ Eli Dusenbury			/s/ Edgar Montero
Witness signature			Edgar Montero
Name: (please print)	Eli Dusenbury
Address:
2710-200 Granville St., Vancouver BC, V6C 1S4